Filed by Alpine Electronics, Inc.
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Company: Alpine Electronics, Inc. (File Number: 132-02817)
Dated February 27, 2018

February 27, 2018

Company Name:	Alpine Electronics, Inc.
Representative:	Nobuhiko Komeya Representative Director and President (Code: 6816, TSE 1st Section)
Inquiries:	Hitoshi Kajiwara, Managing Director, Administration
TEL:	+81-3-5499-8111

Notice Regarding the Results of the Examination of the Impact that the Financial Forecasts Reflecting the Revisions to Full-Year Earnings Forecasts for Fiscal Year Ending March 31, 2018 Have on the Analysis of the Share Exchange Ratio

As announced in the press release titled “Notice of Revisions to Full-Year Earnings Forecasts for Fiscal Year Ending March 31, 2018” dated January 30, 2018, with respect to the DCF analysis conducted by SMBC Nikko Securities Inc. (“SMBC Nikko”), the third-party financial advisor of Alpine Electronics, Inc. (the “Company”), which is described in “II.2.(2) (ii) Overview of the Analysis” of the press release dated July 27, 2017 titled “Notice Regarding Business Integration between Alps Electric Co., Ltd. and Alpine Electronics, Inc. (Execution of Share Exchange Agreement between Alps Electric Co., Ltd. and Alpine Electronics, Inc. (Simplified Share Exchange), Reorganization into a Holding Company Structure through the Company Split of Alps Electric Co., Ltd., Change of Company Name and Partial Amendments to the Articles of Incorporation of Alps Electric Co., Ltd.)” (the “Business Integration Press Release”), the Company conducted an examination (the “Examination”) based on the most recent financial forecasts of each of the Company and Alps Electric Co., Ltd., which has the Company as its consolidated subsidiary (“Alps Electric” and, together with the Company, the “Companies”) as the means to take a cautious approach in consummating the Share Exchange as defined below, of the impact that the revisions to the full-year consolidated earnings forecasts of the Company for fiscal year ending March 31, 2018 (the “Revisions to Earnings Forecasts”) have on the financial forecasts of each of the Companies, which were used as conditions underlying the analysis, and the Company hereby announces the results of the Examination as follows.

1.	Background and Objectives of the Examination

As announced in the Business Integration Press Release, the Company and Alps Electric resolved at their respective board of directors meetings held on July 27, 2017 to conduct a business integration (the “Business Integration”).  Based on the resolutions of their respective board of directors meetings of the same day, the Companies executed a share exchange agreement (the “Share Exchange Agreement”) concerning a share exchange through which Alps Electric will be the wholly owning parent company and the Company will become the wholly owned subsidiary (the “Share Exchange”).

In conjunction with the resolution of the board of directors meeting dated July 27, 2017, in order to ensure fairness and reasonableness of the analysis of the share exchange ratio agreed between the Companies in the Share Exchange Agreement (the “Share Exchange Ratio”), the Company requested SMBC Nikko, a third-party financial advisor that is independent from the Companies,  to analyze the share exchange ratio.  SMBC Nikko conducted the analysis of the share exchange ratio in the Share Exchange using the method described in “II.2.(2)(ii) Overview of the Analysis” of the Business Integration Press Release.

After that, as announced in the press releases titled “Notice of Differences between Earnings Forecasts and Actual Financial Results for First Six Months of Fiscal Year Ending March 31, 2018, and Revisions to Full-Year Earnings Forecasts” dated October 30, 2017 and “Notice of Revisions to Full-Year Earnings Forecasts for Fiscal Year Ending March 31, 2018” dated January 30, 2018, the Company made upward revisions to the full-year consolidated earnings forecasts for the fiscal year ending March 31, 2018.

Given the two occasions of upward revisions to the full-year consolidated earnings forecasts during the year as described above, as the means to take a cautious approach in consummating the Share Exchange and to confirm that the Share Exchange is not disadvantageous to the minority shareholders of the Company, with respect to the DCF analysis conducted by SMBC Nikko as described in “II.2.(2)(ii) Overview of the Analysis” of the Business Integration Press Release, the Company examined whether or not the impact of the Revisions to Earnings Forecasts on the financial forecasts of the Companies that were used as conditions underlying the analysis is as material as to make it necessary for the Company to request Alps Electric to revise the Share Exchange Ratio.

2.	Details of the Examination

(1)     Method of the Examination

In the Examination, with respect to the Companies’ financial forecasts for the period from fiscal year ending March 31, 2018 through fiscal year ending March 31, 2020 that were used by SMBC Nikko as conditions underlying the DCF analysis as described in “II.2.(2)(ii) Overview of the Analysis” of the Business Integration Press Release, the Company analyzed the factors that led to the Revisions to Earnings Forecasts and updated the financial forecasts.  The Company also asked Alps Electric to update Alps Electric’s financial forecasts and, once the Company received such updated financial forecasts, the Company checked the details of such updates.  In addition, the Company examined the validity of Alps Electric’s updated financial forecasts through, for instance, conducting question-and-answer sessions relating to such financial forecasts with Alps Electric.

In conducting the Examination, the Company also requested SMBC Nikko to analyze (the “Analysis”) the impact that the most recent financial forecasts of each of the Companies has on the results of the DCF analysis conducted by SMBC Nikko as described in “II.2.(2)(ii) Overview of the Analysis” of the Business Integration Press Release.  In the Analysis, SMBC Nikko used the most recent financial forecasts as underlying conditions and conducted simulations using the DCF analysis on the basis of reasonably expected assumptions, and provided explanations on the method and results of such simulation to the Company.  Specifically, SMBC Nikko assumed various cases, including the case in which the capital cost, which is a condition underlying the DCF analysis, is replaced with the most recent figure, and the case in which the most recent financial forecasts of the Company are further revised upward to a certain degree.  Based on those assumptions, SMBC Nikko conducted simulations to analyze how the results of the DCF analysis would change in those cases.

Furthermore, the Company has obtained advice on such matters as the methods and process of the Analysis from TMI Associates (the legal advisor of the Company), which is independent from both of the Company and Alps Electric, from a legal point of view.

In addition, the board of directors of the Company obtained on July 26, 2017 a written report (toshinsho) from a third-party committee consisting of three members, namely Mr. Hideo Kojima, a member of the Company’s Audit and Supervisory Committee and an outside director of the Company who is registered with the Tokyo Stock Exchange as an independent officer as well as Mr. Shunsuke Teragaki, an attorney-at-law (Nexpert Law Office), and Mr. Toshikazu Nakazawa, a certified public accountant (Blest Partners Inc.), with each of the latter two being an external expert with no interests in either Alps Electric or the Company, stating that the resolution by the board of directors of the Company to approve the Share Exchange was not disadvantageous to the minority shareholders of the Company (such written report, the “Original Written Report”; For the outline of the opinions expressed in the Original Written Report, please see “II.7.(3) Outline of the Opinion Received from Persons with No Interest in the Controlling Shareholder regarding the Fact that the Transaction is Not Disadvantageous to Minority Shareholders” of the Business Integration Press Release).  On February 2, 2018, the board of directors of the Company re-established a third-party committee consisting of the above three members (the “Third-party Committee”) and asked the Third-party Committee whether there is any change to the content of its opinion expressed in the Original Written Report as a result of the Revisions to Earnings Forecasts.

The Third-party Committee held a total of six (6) meetings between February 2, 2018 and February 26, 2018 and, together with considering the matters it was asked to consider in relation to the change to the transaction structure of the Business Integration described in the press release dated February 27, 2018 titled “Notice Regarding Change to the Transaction Structure of the Business Integration between Alps Electric Co., Ltd. and Alpine Electronics, Inc. and Change of the Name of the Holding Company (Partial Amendment to the Share Exchange Agreement between Alps Electric Co., Ltd. and Alpine Electronics, Inc. (Simplified Share Exchange), Cancellation of the Company Split of Alps Electric Co., Ltd., Change of the Company Name and Partial Amendments to the Articles of Incorporation of Alps Electric Co., Ltd.),” carefully considered the above matters by, among others, collecting information and having discussions whenever necessary.  For the purpose of giving such consideration, the Third-party Committee conducted question-and-answer sessions with the Company and Alps Electric with respect to the contents of the most recent financial forecasts of each of the Companies that the Companies prepared, in which the Revisions to Earnings Forecasts are reflected.  In addition, the Third-party Committee received explanations from SMBC Nikko concerning the method and results of the Analysis and conducted sufficient question-and-answer sessions with SMBC Nikko with respect to its explanations.  The Third-party Committee also received explanations from TMI Associates, the legal advisor of the Company, concerning such matters as the method and process of decision-making of the board of directors of the Company with respect to the Examination.

Under such circumstances, on the premise of those explanations and other materials it reviewed, the Third-party Committee submitted a written report (toshinsho) to the board of directors of the Company on February 26, 2018 substantially to the following effect.

(a)
Given that Alps Electric also revised, on the same date as the Revisions to Earnings Forecasts, its full-year earnings forecasts (the “Alps Electric Revisions to Earnings Forecasts”) as announced in the press release titled “Official Announcement Regarding Revisions to Financial Results Forecast and Dividend Forecast for the Fiscal Year Ending March 31, 2018” dated January 30, 2018, from the perspective of re-examining the fairness of the conditions of the Share Exchange in conjunction with the Revisions to Earnings Forecasts, it is believed that the examination of not only the Company’s most recent financial forecasts reflecting the Revisions to Earnings Forecasts but also of Alps Electric’s most recent financial forecasts incorporating the Alps Electric Revisions to Earnings Forecasts is necessary.  In this regard, SMBC Nikko conducted simulations using the DCF analysis on the basis of reasonably expected assumptions, employing the Companies’ most recent financial forecasts reflecting the Revisions to Earnings Forecasts and the Alps Electric Revisions to Earnings Forecasts as underlying conditions.  The simulations showed that, even if the simulation is performed concerning the share exchange ratio on the basis of whichever of the reasonably expected  assumptions while employing the Companies’ most recent financial forecasts reflecting their respective revisions as underlying conditions, the results of the simulation sufficiently support the results of  DCF analysis as set out in the financial analysis report concerning the share exchange ratio submitted by SMBC Nikko on July 26, 2017.  Therefore, it is judged that the impact of the Revisions to Earnings Forecasts on the financial forecasts of the Companies does not make it necessary for the Company to request Alps Electric to revise the Share Exchange Ratio.

(b)
Given that (i) in conducting the Examination, the Company carefully considered various factors such as whether attention has been paid to the interests of the minority shareholders of the Company through fair procedures while obtaining advice from SMBC Nikko (the financial advisor) and TMI Associates (the legal advisor), which are independent from both of the Company and Alps Electric, and (ii) in the course of the Examination, there are no facts suggesting that the Company’s side had been affected by Alps Electric or a person with a special interest in Alps Electric, the Third-party Committee considered that, in the Examination, attention has been paid to the interests of the minority shareholders of the Company through procedures that were fair.

(c)
In light of (a) and (b) above and other matters, the Third-party Committee concludes that there would be no change in its opinion expressed in the Original Written Report as a result of the Revisions to Earnings Forecasts.

(2)      Resolution of the Board of Directors of the Company in Light of the Results of the Examination

The Company confirmed the details including the updated factors concerning the revised financial forecasts of each of the Companies and examined the appropriateness, and carefully discussed and considered the results of the Analysis explained by SMBC Nikko, the legal advice from TMI Associates, and the written report (toshinsho) received on February 26, 2018 from the Third-party Committee.  As a result, the Company concluded that, with respect to the business environment surrounding the Company, it is expected that there will be no major change to the short-term automobile sales forecasts and, as a result, there will be favorable results for the time being, but the medium to long term automobile sales forecasts remain uncertain based on the documents and other materials showing the analysis concerning the automobile sales forecasts as provided by a research company.  Based on the results of the simulations by SMBC Nikko using the DCF analysis on the basis of reasonably expected assumptions, and employing the Company’s most recent financial forecasts reflecting such business environment and Alps Electric’s most recent financial forecasts reflecting its business environment, which the Company also reviewed, as underlying conditions, the Company judged that, even in light of the Revisions to Earnings Forecasts, the results of the simulation sufficiently support the results of the DCF analysis as set out in the financial analysis report submitted by SMBC Nikko on July 26, 2017.  Accordingly, the Company resolved at its board of directors meeting held today that, having considered the results of the Examination, the impact of the Revisions to Earnings Forecasts on the financial forecasts does not make it necessary for the Company to request Alps Electric to revise the Share Exchange Ratio, the Company will not request a revision of the Share Exchange Ratio.

At the meeting of the board of directors of the Company held today, the resolution described above was unanimously approved by all directors (twelve (12) directors (including three (3) directors who are the members of the Audit and Supervisory Committee)) excluding Mr. Masataka Kataoka, Mr. Shinji Inoue and Mr. Hideo Kojima.  Mr. Masataka Kataoka, a director but not a member of the Audit and Supervisory Committee, serves as a director at Alps Electric concurrently.  Mr. Shinji Inoue, a director but not a member of the Audit and Supervisory Committee, was a director at Alps Electric during the business year before the consideration of the Share Exchange began.  Since they have conflicts of interest or potential conflicts of interest concerning the Share Exchange, Mr. Kataoka and Mr. Inoue were not involved in the Examination concerning the Share Exchange at the board of directors meeting of the Company or participate in the discussion and the resolution described above concerning the Examination.  Also, Mr. Hideo Kojima, who serves as both a director and a member of the Audit and Supervisory Committee, was absent from the board of directors meeting of the Company held today for the need of attention to business operations, however, it has been confirmed separately that Mr. Kojima approved that the Company will not request a revision of the Share Exchange Ratio.

End

One of the parties to the business integration, Alps Electric, may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the possible share exchange with the Company.  The Form F-4 (if filed) will contain a prospectus and other documents.  If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of the Company prior to the shareholders’ meeting at which the share exchange will be voted upon.  The Form F-4 and prospectus (if a Form F-4 is filed) will contain important information about Alps Electric, the Company, the share exchange and related matters.  U.S. shareholders of the Company are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the share exchange carefully before they make any decision at the shareholders’ meeting with respect to the share exchange.  Any documents filed with the SEC in connection with the share exchange will be made available when filed, free of charge, on the SEC’s website at www.sec.gov.  In addition, upon request, the documents will be mailed to shareholders for free of charge.  To make a request, please refer to the following contact information.

Contacts for inquiries regarding the Business Integration
Company name: Alps Electric Co., Ltd.
Address: 1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan
Department in charge: Junji Kobayashi, Senior Manager, Corporate Planning Office
Telephone: +81-3-5499-8026 (IR Direct)

Company name: Alpine Electronics, Inc.
Address: 1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan
Department in charge: Shinji Yamazaki, Senior Manager, Finance and Public Relations Department
Telephone: +81-3-5499-4391 (IR Direct)

Forward-Looking Statements

This document includes “forward-looking statements” that reflect the plans and expectations of the Companies in relation to, and the benefits resulting from, their Business Integration described above.  To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements.  These forward-looking statements are based on the current assumptions and beliefs of the Companies in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors.  Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of one or both of the Companies (or the integrated group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

The Companies undertake no obligation to publicly update any forward-looking statements after the date of this document.  Investors are advised to consult any further disclosures by the Companies (or the integrated group) in their subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.

The risks, uncertainties and other factors referred to above include, but are not limited to:
(1)	economic and business conditions in and outside Japan;
(2)
changes in demand for and material prices of automobiles, smart phones and consumer electrical equipment and machines, which are the main markets of the Companies’ products, and changes in exchange rates;

(3)	changes in the competitive landscape, including the changes in the competition environment and the relationship with major customers;
(4)	further intensified competition in the electronic components business, automotive infotainment business and logistics business;
(5)	increased instability of the supply system of certain important components;
(6)	change in the product strategies or other similar matters, cancellation of a large-quantity order, or bankruptcy, of the major customers;
(7)	costs and expenses, as well as adverse impact to the group’s reputation, resulting from any product defects;
(8)	suspension of licenses provided by other companies of material intellectual property rights;
(9)	changes in interest rates on loans and other indebtedness of the Companies, as well as changes in financial markets;
(10)	adverse impact to liquidity due to acceleration of indebtedness;
(11)	changes in the value of assets (including pension assets) such as securities and investment securities;
(12)	changes in laws and regulations (including environmental regulations) relating to the Companies’ business activities;
(13)	increases in tariffs, imposition of import controls and other developments in the Companies’ main overseas markets;
(14)	unfavorable political factors, terrorism, war and other social disorder;
(15)	interruptions in or restrictions on business activities due to natural disasters, accidents and other causes;
(16)	environmental pollution countermeasures costs;
(17)	violation of laws or regulations, or the filing of a lawsuit;
(18)
the Companies being unable to complete the Business Integration due to reasons such as the Companies are not able to implement the necessary procedures including approval of the agreement with regard to the Business Integration by the shareholders’ meetings of the Companies, and any other reasons;

(19)	delays in the review process by the relevant competition law authorities or the clearance of the relevant competition law authorities’ or other necessary approvals’ being unable to be obtained; and
(20)	inability or difficulty of realizing synergies or added values by the Business Integration by the integrated group.